

May 4, 2010

By U.S. Mail and Facsimile to (254) 399-2063

David M. Martin
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

> **Re: Life Partners Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2009**
> **Form 10-Q for the Period Ended November 30, 2009**
> **File No. 0-07900**

Dear Mr. Martin:

        We have reviewed your response letter dated April 6, 2010 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended February 28, 2009

General Comment

1.   In your response to prior comment 1, you indicate that you are still in the offering period for at least one fund. Please provide the staff with an explanation regarding the exemption relied upon in offering the interests in the fund, the size of the offering and the structure of the securities or other interests in the fund. Furthermore, please describe Life Partners control interest in the fund and any control over the investments of the funds proceeds that Life Partners retains.

Finally, please address whether you have considered whether the fund might be acting as an investment company, or Life Partners is acting as an investment advisor under the Investment Company Act of 1940 or the Investment Advisor's Act of 1940 respectively.

Financial Statements

Note 5. Investment in Policies, page 44

2.   We note your response to prior comment 6 from our letter dated March 18, 2010, including your statement that you will revise future filings to address the items in this comment. Please provide us with your proposed future filing disclosures that you intend to file in your Form 10-K for the fiscal year ended February 28, 2010.

Form 10-Q for the period ended November 30, 2009

Financial Statements

Note 8. Investments in Securities, page 10

3.   We note your response to prior comments 12 and 13 from our letter dated March 18, 2010, including the fact that you recorded an other-than-temporary impairment charge related to your available-for-sale securities in the fourth quarter 2010. Please address the following:

   a.   Provide us with your proposed future filings available-for-sale securities disclosures that you intend to file in your Form 10-K for the fiscal year ended February 28, 2010.

   b.   To the extent you continue to hold any available-for-sale securities which have been in an unrealized loss position for greater than 12-months as of February 28, 2010 and for which you did not take an other-than-temporary impairment charge, please revise your future filings to disclose in detail the basis for your conclusion that an impairment charge was not warranted. Please provide us with your proposed disclosures, as well as your other-than-temporary analysis that supports your conclusion.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please submit your response letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel